CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/1797/07/LTR

26 September 2007

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

[redacted]

07027018

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 10 September 2007 (*Press Release – Consortium Led by CDL Awarded the Beach Road Development*) and
- 24 September 2007 (*Notification on Change in Shareholding in Subsidiary, Millennium & Copthorne Hotels plc*).

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

PROCESSED
OCT 03 2007
THOMSON FINANCIAL

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)
Ms Catherine Loh

10/2

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	10-Sep-2007 20:39:21
Announcement No.	00122

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Press Release - Consortium Led by CDL Awarded the Beach Road Development
Description	Please see attached press release issued by City Developments Limited on 10 September 2007.
Attachments:	Press_Release_100907.pdf Total size = **24K** (2048K size limit recommended)

City Developments Limited

10 September 2007

PRESS RELEASE

Consortium Led by CDL Awarded the Beach Road Development

The consortium comprising Scottsdale Properties Pte. Ltd., a subsidiary of City Developments Limited (CDL), Istithmar Beach Road Fze and Elad Group Singapore Pte. Ltd. is honoured to have been awarded the tender of the Beach Road site by the Urban Redevelopment Authority. This success can be attributed to each partner's expertise and extensive international experience in the hotel, real estate and retail industries to create a truly exceptional, world-class development. The winning project, South Beach, is an equal partnership between all three conglomerates.

Mr Kwek Leng Beng, Executive Chairman of CDL, said, "We are elated to have brought together such high profile global players, the Istithmar Group and El-Ad Group, to create a visionary masterpiece in Singapore. We are confident that South Beach will elevate Singapore's unique branding as a global city and will help attract more prominent investors from all over the world."

The Istithmar Group is owned by the Dubai World whose investments include The Palm, Dubai. The El-Ad Group is one of the largest privately owned real estate corporations based in North America with holdings worldwide, which includes the famous Plaza Hotel, New York.

As a dynamic integrated development located in this major historic site in the city, South Beach will comprise two tower blocks of 45 and 42 storeys and four conserved blocks. The development is planned to house premium office space, two luxury hotels, exclusive city residences and exquisite retail space with a total gross floor area of 146,827 square metres.

Mr Kwek Leng Joo, Managing Director of CDL, said, "Singapore has evolved into a truly world city that is able to attract international investors, exclusive hotel and retail brands. Given its strategic location, South Beach is designed with a clear intent to bring economic benefits to complement the rapid growth of our city-state."

Designed by internationally renowned architect Foster & Partners, South Beach is set to become a revolutionary New Eco-Quarter in Singapore. The design takes into consideration environmental elements such as sustainability, the surroundings, the tropical climate and the conservation factor with the adaptive reuse of the conserved buildings on the site. South Beach will become a crucial meeting point in the city and will form a pivotal intersection of the major pedestrian and transport traffic. It will continue the excitement on the street and below for this strategic location in the heart of our city.

The tender price for the South Beach development was S$1,688,888,000 and the development is estimated to be completed by 2012. Only concept proposals that substantially satisfied the evaluation criteria were short-listed by the Concept Evaluation Committee to proceed to the second stage of evaluation. At the second stage, only the price envelopes of the short-listed concept proposals were opened for consideration. The site was then awarded to the tender with the higher bid among the short-listed tenderers.

CDL and its parent Hong Leong Group have played a part in changing Singapore's urban skyline for many years now. The group's iconic developments in recent years include The Sail @ Marina Bay, One Shenton, The Oceanfront and The Quayside Collection on Sentosa. CDL has acted as a consultant for The Marina Bay Sands Integrated Resort which Las Vegas Sands is developing

---

For more information, please contact:

Michelle Choh
Manager
Corporate Comms Dept
City Developments Limited
(Regn No: 196300316Z)
Tel: (65) 6428 9313

Gerry De Silva
Head, Group Corporate Affairs
Hong Leong Group, Singapore

Tel: (65) 6428 9308 / 6438 3110

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	24-Sep-2007 17:19:10
Announcement No.	00051

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Notification on Change in Shareholding in Subsidiary, Millennium & Copthorne Hotels plc

Description

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce that Reach Across International Limited ("Reach Across"), a subsidiary of the Company, has acquired an aggregate of 50,000 shares of £0.30 each in Millennium & Copthorne Hotels plc ("M&C") in the open market for an aggregate consideration of £239,600 (excluding brokerage and fees), resulting in an increase in the Company's deemed interest in M&C (held through its subsidiaries, Singapura Developments (Private) Limited, Reach Across and City e-Solutions Limited) to 156,924,390 shares, representing 53.066% of M&C's issued share capital.

By Order of the Board

Enid Ling Peek Fong
Company Secretary

Date : 24 September 2007

Attachments:

Total size = **0**
(2048K size limit recommended)

END